UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2002

IUSACELL GROUP, INC.

(Translation of registrant’s name into English)

Prol. Paseo de la Reforma 1236
Col. Santa Fe, Deleg. Cuajimalpa
05438, Mexico D.F.

(Address of principal executive office)

Indicate by check mark whether the registrant files or will fill annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities and Exchange Act of 1934.  Yes  ☒  No☐

Documents Furnished By the Registrant

1. Press Release of the Registrant dated October 23, 2002
2. Press Release of the Registrant dated October 24, 2002

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

GRUPO IUSACELL, S.A. DE C.V.

Date: October 29, 2002	/s/ Russell A. Olson
	Name:	Russell A. Olson

	Title:	Executive Vice President and Chief Financial Officer

Third Quarter 2002 Results(1)

IUSACELL REPORTS STABLE REVENUES AND
IMPROVED EBITDA MARGIN IN THE THIRD QUARTER
2002 COMPARED TO PREVIOUS QUARTER

Investor Contacts:

Russell A. Olson
Chief Financial Officer
011-5255-5109-5751
russell.olson@iusacell.com.mx

Carlos J. Moctezuma
Manager, Investor Relations
011-5255-5109-5780
carlos.moctezuma@iusacell.com.mx

Mexico City, October 23, 2002 — Grupo Iusacell, S.A. de C.V. (Iusacell or the Company) [BMV: CEL, NYSE: CEL] today announced results for the third quarter ended September 30, 2002.

Highlights

•	Revenues stabilized sequentially over the second quarter at $1,308 million

•	Postpaid ARPUs increased to $682 from $676 in the second quarter

•	Adjusted EBITDA margin(2) improved over second quarter from 23% to 26%

•	Benefits of Company restructuring and facilities rationalization taking hold with ongoing savings of over $200 million annually

“Iusacell’s renewed focus on quality subscribers and streamlined operations has resulted in an improved postpaid Average Revenue per User (ARPU), a more profitable customer base, and a tighter cost structure. When the economic outlook improves, Iusacell stands to benefit from the operational and strategic changes we have implemented,” said Carlos Espinal G., Iusacell’s Chief Executive Officer.

Quarterly Results

Iusacell achieved 268,978 gross cellular additions during the third quarter 2002, 31% lower than the previous quarter, and 1% lower than the third quarter 2001. The decrease in gross additions during the quarter reflects the Company’s renewed focus on high-value customers, and related changes in the commission structure designed to incent sales of higher traffic-generating product offerings. Consequently, the number of gross and net additions in low and ultra-low prepaid segments declined.

(1)	Unless otherwise noted, all monetary figures are in Mexican Pesos and restated as of September 30, 2002 in accordance with Mexican GAAP, except for ARPU (which is in nominal pesos). The symbols “$” and “US$” refer to Mexican pesos and U.S. dollars, respectively.

(2)	Adjusted EBITDA expenses rather than capitalizes handset subsidies and excludes non-operational transactions, such as severance costs and gains from fiber-optic and tower sales.

Iusacell’s total subscriber base increased 28% on a year over year basis, with net additions of 23,499 in the quarter, however, after an adjustment of approximately 47,000 customers in the previously reported subscriber base, the Company registered negative net additions of 23,913 in the quarter. As of September 30, 2002, subscribers totaled 2,176,478. The postpaid customer base declined over the quarter to approximately 371,000 due to fewer hybrid package gross additions and increased disconnections of lower ARPU generating customers.

As part of the operational streamlining, the Company conducted a review of its subscriber base. This review identified approximately 47,000 existing prepaid customers who have not utilized Iusacell’s network services since the start of the year. These inactive accounts were turned over on an extraordinary basis and are not included in the blended churn rate. Prepaid customers increased 41% year over year, totaling approximately 1,805,000 as of September 30, 2002.

While blended churn improved from the 4.4% registered in the third quarter of 2001, turnover among low usage prepaid subscribers, combined with lower gross additions in both segments, increased the third quarter 2002 blended churn rate to 3.7% from the 3.0% reported in the second quarter of this year. Iusacell is focusing on its postpaid retention and renewal programs in an effort to further reduce churn in this high value, market segment. The Company anticipates the blended churn rate will remain relatively high while the turnover of low usage prepaid subscribers continues.

To improve high-value sales and emphasize the customer-care orientation of the Company, Iusacell is currently evaluating its Company-owned stores performance. Selected stores will be relocated and new stores will be opened to optimize coverage in Mexico’s key plazas. As of September 30, 2002, the total number of Company-owned stores was 155, compared to 111 one year ago.

In the third quarter of 2002, Iusacell entered into direct distribution contracts with a number of national retail chains for more than 1,300 points of sale that had previously been serviced through third party distributors. The Company will continue to implement a more direct sales model in order to strengthen distribution relationships and improve cost structure. As of September 30, 2002 there were approximately 54,000 points of sale compared to approximately 43,000 one year ago.

Third quarter 2002 revenues of $1,308 million held constant as compared to the second quarter of this year, after three consecutive quarters of decline. Compared to the previous year, third quarter revenues decreased 25% from the $1,747 million registered in the third quarter of 2001. Third quarter 2001 revenues included a $149 million from the sale of fiber optic and did not include revenues from Region 8 which was acquired in the fourth quarter of 2001.

After four consecutive quarters of deterioration, postpaid ARPUs increased in the third quarter of 2002 to $682, from the $676 earned in the second quarter, as a greater number of new subscribers entered into higher revenue generating contracts. Compared to the third quarter of 2001, however, postpaid ARPUs decreased 16%. Among prepaid subscribers, ARPU increased 4% compared to the previous quarter, again due to higher turnover among low-end prepaid subscribers. Compared to the same period in 2001, however, prepaid ARPUs decreased 23%.

In the third quarter of 2002, cost of sales decreased 5% from the second quarter of this year to $442 million. The reduction in costs was driven by lower acquisition cost associated with the decline in prepaid gross additions. On a year over year basis, cost of sales in the third quarter of 2002 decreased 11% compared to the same period in 2001, driven by the Company’s cost-reduction efforts and the decline in sales. As a percentage of total revenues, cost of sales decreased from 36% in the second quarter, to 34% in the third quarter 2002.

Third quarter 2002 sales and advertising expenses declined 3% compared to the second quarter of this year and 11% compared to the third quarter of 2001 due to expense reduction efforts. General and administrative expenses rose 8% compared to the previous quarter as a result of severance charges incurred during the quarter. In spite of these non-recurring charges, general and administrative expenses decreased 9% compared to the third quarter of 2001.

EBITDA increased 13% in the third quarter compared to the second quarter of 2002, to $477 million. Compared to third quarter of 2001, EBITDA decreased 40%. Both 2002 and 2001’s third quarter EBITDA results benefited from gains related to sales of non-strategic cellular towers of $65 million and $59 million, respectively (see “Tower Sales”). Restructuring-related severance costs totaled approximately $31 million in the third quarter of 2002. Adjusted EBITDA margin, which excludes tower gains and severance costs, was 26% in the third quarter, as compared to the 23% margin in the second quarter of 2002 and the 30% margin registered in the third quarter of last year.

Depreciation and amortization expenses of $572 million declined 15% from the third quarter of 2001, driven by lower handset amortization expenses resulting from more cost-effective handset purchases and a market-driven handset mix weighted toward lower-cost handsets.

Direct cash acquisition costs per postpaid subscriber improved from US$289 in the third quarter of 2001 to US$198 in the most recent quarter, due to restructured commission plans and lower handset costs derived from more efficient purchases and handset mix.

Third quarter operating loss totaled $95 million compared to an operating gain of $127 million in the same period of 2001. Excluding 2002 severance charges as well as tower-related gains and the fiber optic sales in both years’ quarters, Iusacell would have reported operating losses of $129 million and $76 million during the third quarter of 2002 and 2001, respectively.

The Company reported an integral financing cost of $425 million in the third quarter of 2002, compared to $522 million in the same quarter of last year. The reduction in the integral financing cost was mainly driven by a lower foreign exchange loss in the third quarter of 2002 derived from the 3.7% peso depreciation against the U.S. Dollar in the period, compared to the 4.7% peso depreciation in the third quarter of 2001, as well as a higher monetary correction gains and foreign exchange hedging benefits.

The higher operating loss in the third quarter of 2002 resulted in a net loss of $501 million, compared to a net loss of $412 million in the third quarter of 2001. Excluding the severance charges, tower related gains, and fiber-optic sales, Iusacell would have reported a $587 million loss in the third quarter of 2002 and a $615 million loss in the third quarter of 2001.

Financial Condition

Liquidity: During the third quarter of 2002, the Company funded its operations, capital expenditures, handset purchases, principal and interest payments mainly with internally generated cash flow and resources from the sale of certain non-strategic cellular towers. On September 30, 2002, the Company’s operating cash balance was US$8 million. Iusacell also has US$25 million in escrow to cover interest payments through December 2002 on its 14.25% US$350 million Senior Notes due in 2006. The Company has no major principal payments due in the 2002 and 2003 time frame.

Capital expenditures: Iusacell invested US$14 million in its cellular and PCS regions during the third quarter of 2002, primarily to expand coverage. As of September 30, the Company has invested US$59 million year to date (see Other Developments — PCS). The Company does not expect that 2002 capital expenditures will exceed the previously cited guidance of US$130 million.

Debt: As of September 30, 2002, debt, including trade notes payable and notes payable to related parties, totaled US$840 million. All of the Company’s debt is U.S. dollar-denominated, with an average maturity of 3.1 years. As of quarter-end, Iusacell’s debt-to-capitalization ratio was 59.2%, versus 55.6% on September 30, 2001.

Hedging: The Company ended the third quarter of 2002 with approximately US$182 million in foreign exchange hedge coverage, for the principal and interest payments related to the Company’s 10% US$150 million Senior Notes due 2004 and short-term interest payments. In order to improve liquidity by eliminating the collateral account requirements of the hedge and to take advantage of a temporary weakness in the Mexican peso, the Company opted to unwind the full foreign exchange hedge contracted for in August and October 2001. This action was completed on October 9, 2002 at an aggregate cost of US$1.7 million. The Company will continue to look for opportunities to enter into cost efficient, foreign exchange hedging positions when appropriate.

Other Developments

Cost control initiatives: As disclosed in the second quarter 2002 earnings release, the Company will continue to adapt its operations to the current environment by taking significant steps towards reducing costs. As part of these initiatives, Iusacell reduced its total labor force by 842 permanent and outsourced positions, ending the third quarter of 2002 with 1,871 total employees. The re-sizing of the Company generated a $31 million severance cost in the quarter. The Company expects approximately $50 million in net cost reduction savings by year-end 2002 and annual savings of approximately $200 million in 2003.

PCS: The Phase II PCS build-out, including the addition of network coverage to approximately 9 second-tier cities in Regions 1 and 4, was substantially completed in the third quarter. Once Phase II is fully placed in commercial service, Iusacell’s footprint will cover approximately 65% of these two regions’ population. Phase II has been financed by a portion of the funds raised in the 2001 rights offering and internally generated cash.

Tower sales: During the third quarter of 2002, the Company sold and leased back 51 additional non-strategic towers to the Mexican subsidiary of American Tower Corporation (MATC) for approximately $65 million in net gains. Through 2001 and the first nine months of 2002, the Company had sold and leased back a total of 320 non-strategic cellular towers to MATC.

Fiber optic inventory sales: In July 2002, the Company consummated a 1998 agreement with Marca-Tel, S.A. de C.V. to sell Iusacell dark fiber optic cable to Marca-Tel and purchase dark fiber optic cable from Marca-Tel through a series of fiber swaps. This transaction served to expand Iusacell’s long distance network. The transaction generated an extraordinary gain of approximately $52 million in the third quarter of 2002 in accordance with Generally Accepted Accounting Principals (GAAP) in Mexico. For U.S. GAAP purposes, this transaction represents no registered gain.

Corporate governance: Iusacell has taken the necessary actions to fully comply with Mexico’s Securities Law. Specifically, the Company has:

•	Ensured that independent Directors comprise at least 25% of the entire Board;

•	Established a separate Audit Committee, removing the audit responsibilities from the former Finance and Audit Committee;

•	Empowered the Audit Committee with the newly mandated functions;

•	Appointed independent directors to a majority of the Audit Committee seats as well as the Committee’s Chair;

•	Modified its corporate bylaws to incorporate required changes with respect to the non-delegable duties of Board members, statutory auditors, stock repurchases and Board and Shareholder meeting notifications.

Listing standards on the NYSE: In September 2002, the Company received notice from the New York Stock Exchange (NYSE) that it’s not meeting one of the NYSE’s continued listing standards because Iusacell’s ADRs 30 average trading day price is below US$1.00. The Company has notified the NYSE of its intention to cure the deficiency within the required six-month period and is currently evaluating appropriate alternatives.

Operating Highlights

Millions of constant pesos as of
September 30, 2002	Third Quarter			Nine Months

	2001	2002	% Change	2001	2002	% Change

Revenues	$1,747	$1,308	-25	$4,957	$4,011	-19

Gross Margin	1,249	865	-31	3,451	2,609	-24

EBITDA	801	477	-40	2,160	1,347	-38

EBITDA Margin	46%	36%	—	44%	34%	—

Operating Income (Loss)	127	(95)	—	91	(392)	—

Net Loss	($412)	($501)	-22	($441)	($1,533)	-248

Cellular Subscriber Base	1,696,618	2,176,478	28	1,696,618	2,176,478	28

Gross Cellular Additions	270,727	268,978	-1	782,809	953,450	22

Net Cellular Additions before adjustment	54,197	23,499	-57	15,399	368,724	2,294

Net Cellular Additions adjustment	—	-47,412	—	—	-47,412	—

Net Cellular Additions after adjustment	54,197	-23,913	—	15,399	321,312	1,987

Total Number of Employees	2,632	1,871	-29	2,632	1,871	-29

Avg. Monthly Churn	4.4%	3.7%	—	3.8%	3.2%

All numbers are for the period indicated, except cellular subscriber base and employees data, which is period end data. All 2002 numbers include consolidation of Regions 1, 4 and 8. The EBITDA number for the periods indicated includes non-operational transactions, such as one time gains from tower and fiber sales. The total number of employees includes permanent, non-permanent and outsourced personnel.

ARPUs in pesos as of
September 30, 2002		Third Quarter			Nine Months

	2001	2002	% Change	2001	2002	% Change

Avg. Monthly MOU per Subscriber*	88	58	-34	74	63	-15

• Postpaid	256	209	-18	245	212	-13

• Prepay	31	28	-10	23	29	26

Monthly ARPU*	281	182	-36	264	195	-26

• Postpaid	811	682	-16	833	699	-16

• Prepay	101	78	-23	71	81	13

All 2002 numbers include consolidation of Regions 1, 4 and 8 *Total subscriber base, including Calling Party Pays Only subscribers within prepaid.

Integral Financing (Cost) Gain

Thousands of constant pesos
as of September 30, 2002	Third Quarter			Nine Months

	2001	2002	% Change	2001	2002	% Change

Net Interest Expense	(217)	(218)	-1	(621)	(646)	-4

Exchange (Loss)/Gain	(359)	(291)	19	—	(691)	—

Monetary Correction Gain	54	84	56	194	237	22

Total Integral Financing Loss	(522)	(425)	19	(427)	(1,100)	-158

Revenue Breakdown

Revenues by type of service and the period-to-period comparisons expressed in millions of pesos as of September 30, 2002 are as follows:

Millions of constant pesos as of
September 30, 2002	Third Quarter				Nine Months

	2001	% of Total	2002	% of Total	2001	% of Total	2002	% of Total

Monthly Fee	$450	26	$363	28	$1,391	28	$1,146	29

Airtime Consumption	745	42	667	51	2,235	45	1,933	48

Long Distance	171	10	85	6	504	10	340	8

Value-added Services plus roaming	103	6	91	7	319	7	268	7

Total Service Revenues	$1,469	84	$1,206	92	$4,449	90	$3,687	92

Equipment Sales & Other	278	16	102	8	508	10	324	8

Total Revenues	$1,747	100	$1,308	100	$4,957	100	$4,011	100

********************

Grupo Iusacell, S.A. de C.V. (Iusacell, NYSE: CEL; BMV: CEL) is a wireless cellular and PCS service provider in seven of Mexico’s nine regions, including Mexico City, Guadalajara, Monterrey, Tijuana, Acapulco, Puebla, León and Mérida. The Company’s service regions encompass a total of approximately 91 million POPs, representing approximately 90% of the country’s total population. Iusacell is under the management and operating control of subsidiaries of Verizon Communications Inc. (NYSE: VZ).

Note: This press release contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Listed below are some important factors which could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: materially adverse changes in the business environment in Mexico, such as the change in value of the peso, the imposition of exchange controls, inflation levels above those in the U.S. and economic downturns; Iusacell’s ability to develop new technologies and hire and retain qualified personnel; the Company’s ability to obtain debt or equity financing necessary to pursue business opportunities; and Iusacell’s ability to adapt to rapid technological change and significant competition.

Macroeconomic information used in the preparation of this report considered a 4.6% inflation rate for the twelve months ended September 30, 2002 and peso-dollar exchange rates of $9.97 and $9.49 at the close of business of September 30, 2002 and 2001, respectively.

For any additional corporate information please check the Company’s web site at http://www.iusacell.com.mx

Attached are the Consolidated Income Statements of each of Grupo Iusacell, S.A. de C.V. and Grupo Iusacell Celular, S.A. de C.V. for the three-month periods ended September 30, 2002 and 2001, and the Consolidated Balance Sheet of Grupo Iusacell, S.A. de C.V. and Grupo Iusacell Celular, S.A. de C.V. at September 30, 2002 and 2001. The financial statements of Grupo Iusacell Celular, S.A. de C.V. exclude the impact on results and financial position of the US$350 million in 14.25% Senior Notes due 2006, certain microwave equipment and related purchase money indebtedness and the PCS business.

GRUPO IUSACELL CONSOLIDATED BALANCE SHEET
COMPARISON OF THIRD QUARTER 2002 WITH THIRD QUARTER 2001
(Figures in thousands of constant September 30, 2002 Pesos)

					Growth
	3Q01		3Q02		3Q02 / 3Q01

ASSETS

Current Assets

Cash and marketable securities	578,256	4%	328,019	2%	-43.3%

Accounts receivable, net	575,162	4%	697,155	4%	21.2%

Related parties	2,664	0%	0	0%	-100.0%

Recoverable taxes and other	766,740	5%	368,464	2%	-51.9%

Inventories	191,900	1%	125,904	1%	-34.4%

TOTAL CURRENT ASSETS	2,114,722	13%	1,519,542	10%	-28.1%

Property and equipment, net	9,078,361	57%	9,201,532	59%	1.4%

Excess of cost of investments in subsidiaries over book value, net	2,059,217	13%	2,092,830	13%	1.6%

Other assets	2,728,190	17%	2,746,496	18%	0.7%

TOTAL ASSETS	15,980,490	100%	15,560,400	100%	-2.6%

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities

Accrued liabilities	1,030,975	6%	852,574	5%	-17.3%

Related parties	154,662	1%	204,472	1%	32.2%

Accounts payable	431,345	3%	339,051	2%	-21.4%

Short-term debt	119,171	1%	316,668	2%	165.7%

TOTAL CURRENT LIABILITIES	1,736,153	11%	1,712,765	11%	-1.3%

Non-current liabilities	7,832,392	49%	8,002,282	51%	2.2%

TOTAL LIABILITIES	9,568,545	60%	9,715,047	62%	1.5%

Minority interest	9,699	0%	87,475	1%	801.9%

Shareholders’ Equity

Capital stock	6,031,825	38%	6,997,745	45%	16.0%

Legal reserve	19,666	0%	19,666	0%	0.0%

Capital contributions	1,377,048	9%	1,377,048	9%	0.0%

Net income (loss)	-441,006	-3%	-1,533,307	-10%	247.7%

Accumulated earnings from prior years	-789,287	-5%	-1,307,274	-8%	65.6%

Excess from restatement of shareholder’s equity	204,000	1%	204,000	1%	0.0%

TOTAL SHAREHOLDERS’ EQUITY	6,402,246	40%	5,757,878	37%	-10.1%

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	15,980,490	100%	15,560,400	100%	-2.6%

GRUPO IUSACELL CONSOLIDATED INCOME STATEMENT
COMPARISON OF THIRD QUARTER 2002 WITH THIRD QUARTER 2001
(Figures in thousands of constant September 30, 2002 Pesos)

					Growth
	3Q01		3Q02		3Q02 / 3Q01

REVENUE

Service	1,469,332	84.1%	1,205,713	92.2%	-17.9%

Equipment sales and other	277,715	15.9%	101,854	7.8%	-63.3%

TOTAL REVENUE	1,747,047	100.0%	1,307,567	100.0%	-25.2%

Cost of services	403,651	23.1%	364,532	27.9%	-9.7%

Other costs	94,577	5.4%	77,878	6.0%	-17.7%

TOTAL COSTS	498,228	28.5%	442,410	33.8%	-11.2%

GROSS MARGIN	1,248,819	71.5%	865,157	66.2%	-30.7%

Sales & Advertising expenses	358,409	20.5%	318,608	24.4%	-11.1%

General and administrative expenses	148,145	8.5%	134,845	10.3%	-9.0%

Other income	-59,124	-3.4%	-65,395	-5.0%	10.6%

TOTAL OPERATING EXPENSES	447,430	25.6%	388,058	29.7%	-13.3%

EBITDA	801,389	45.9%	477,099	36.5%	-40.5%

Depreciation and amortization	674,317	38.6%	572,308	43.8%	-15.1%

OPERATING INCOME (LOSS)	127,072	7.3%	-95,209	-7.3%	—

Interest expense, net	216,249	12.4%	217,561	16.6%	0.6%

Foreign exchange loss (gain)	359,223	20.6%	291,502	22.3%	-18.9%

Monetary correction	-53,733	-3.1%	-83,921	-6.4%	-56.2%

INTEGRAL FINANCING COST	521,739	29.9%	425,142	32.5%	-18.5%

INCOME (LOSS) BEFORE TAXES AND STATUTORY PROFIT SHARING COST	-394,667	-22.6%	-520,351	-39.8%	-31.8%

Part (Income) loss Subsidiaries	1,722	0.1%	-326	0.0%	—

Taxes	40,693	2.3%	25,572	2.0%	-37.2%

Extraordinary items			-52,156	-4.0%	-100.0%

NET INCOME (LOSS) BEFORE MINORITY INTEREST	-437,082	-25.0%	-493,441	-37.7%	-12.9%

Minority interest	-24,733	-1.4%	7,238	0.6%	—

NET INCOME (LOSS)	-412,349	-23.6%	-500,679	-38.3%	-21.4%

GRUPO IUSACELL CELULAR CONSOLIDATED BALANCE SHEET
COMPARISON OF THIRD QUARTER 2002 WITH THIRD 2001
(Figures in thousands of constant September 30, 2002 Pesos)

					Growth
	3Q01		3Q02		3Q02 / 3Q01

ASSETS

Current Assets

Cash and marketable securities	161,763	1%	47,725	0%	-70.5%

Accounts receivable, net	575,162	4%	680,768	5%	18.4%

Related parties	2,664	0%	110,601	1%	4051.7%

Recoverable taxes and other	529,312	4%	285,564	2%	-46.0%

Inventories	191,900	1%	125,904	1%	-34.4%

TOTAL CURRENT ASSETS	1,460,801	11%	1,250,562	9%	-14.4%

Property and equipment, net	8,713,734	65%	8,455,901	63%	-3.0%

Excess of cost of investments in subsidiaries over book value, net	1,860,284	14%	1,904,277	14%	2.4%

Other assets	1,387,147	10%	1,912,231	14%	37.9%

TOTAL ASSETS	13,421,966	100%	13,522,971	100%	0.8%

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities Accrued liabilities	784,150	6%	624,485	5%	-20.4%

Related parties	77,200	1%	352,360	3%	356.4%

Accounts payable	370,340	3%	242,237	2%	-34.6%

Short-term debt	119,171	1%	169,419	1%	42.2%

TOTAL CURRENT LIABILITIES	1,350,861	10%	1,388,501	10%	2.8%

Non-current liabilities	4,130,982	31%	4,191,119	31%	1.5%

TOTAL LIABILITIES	5,481,843	41%	5,579,620	41%	1.8%

Minority interest	9,699	0%	41,593	0%	328.8%

Shareholders’ Equity Capital stock	14,682,791	109%	15,608,535	115%	6.3%

Legal reserve	27,794	0%	27,794	0%	0.0%

Capital contributions	96,173	1%	96,173	1%	0.0%

Net income (loss)	-141,766	-1%	-787,785	-6%	455.7%

Accumulated earnings from prior years	-6,045,890	-45%	-6,354,281	-47%	5.1%

Excess from restatement of shareholder’s equity	-688,678	-5%	-688,678	-5%	0.0%

TOTAL SHAREHOLDERS’ EQUITY	7,930,424	59%	7,901,758	58%	-0.4%

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	13,421,966	100%	13,522,971	100%	0.8%

GRUPO IUSACELL CELULAR CONSOLIDATED INCOME STATEMENT
COMPARISON OF THIRD QUARTER 2002 WITH THIRD QUARTER 2001
(Figures in thousands of constant September 30, 2002 Pesos)

					Growth
	3Q01		3Q02		3Q02 / 3Q01

REVENUE

Service	1,469,332	84.1%	1,221,568	92.3%	-16.9%

Equipment sales and other	277,715	15.9%	102,193	7.7%	-63.2%

TOTAL REVENUE	1,747,047	100.0%	1,323,761	100.0%	-24.2%

Cost of services	390,750	22.4%	335,286	25.3%	-14.2%

Other costs	94,577	5.4%	77,738	5.9%	-17.8%

TOTAL COSTS	485,327	27.8%	413,024	31.2%	-14.9%

GROSS MARGIN	1,261,720	72.2%	910,737	68.8%	-27.8%

Sales & Advertising expenses	361,780	20.7%	318,346	24.0%	-12.0%

General and administrative expenses	144,902	8.3%	130,806	9.9%	-9.7%

Other income	-59,127	-3.4%	-56,180	-4.2%	-5.0%

TOTAL OPERATING EXPENSES	447,555	25.6%	392,972	29.7%	-12.2%

EBITDA	814,165	46.6%	517,765	39.1%	-36.4%

Depreciation and amortization	667,385	38.2%	537,400	40.6%	-19.5%

OPERATING LOSS (LOSS)	146,780	8.4%	-19,635	-1.5%	—

Interest expense, net	95,281	5.5%	84,553	6.4%	-11.3%

Foreign exchange loss (gain)	220,820	12.6%	148,212	11.2%	-32.9%

Monetary correction	-33,160	-1.9%	-42,452	-3.2%	28.0%

INTEGRAL FINANCING COST	282,941	16.2%	190,313	14.4%	-32.7%

INCOME (LOSS) BEFORE TAXES AND STATUTORY PROFIT SHARING COST	-136,161	-7.8%	-209,948	-15.9%	-54.2%

Part (Income) loss Subsidiaries	1,722	0.1%	-153	0.0%	—

Taxes	40,693	2.3%	25,572	1.9%	-37.2%

Extraordinary items			-52,156	-3.9%	-100.0%

NET INCOME (LOSS) BEFORE MINORITY INTEREST	-178,576	-10.2%	-183,211	-13.8%	-2.6%

Minority interest	-24,733	-1.4%	8,808	0.7%	—

NET INCOME (LOSS)	-153,843	-8.8%	-192,019	-14.5%	-24.8%

Iusacell Announcement

IUSACELL ANNOUNCES FAVORABLE RULING IN
INJUNCTIVE ACTION (“AMPARO”) AGAINST
SPECIAL TELECOM TAX

Investor Contacts:

Russell A. Olson
Chief Financial Officer
011-5255-5109-5751
russell.olson@iusacell.com.mx

Carlos J. Moctezuma
Manager, Investor Relations
011-5255-5109-5780
carlos.moctezuma@iusacell.com.mx

Mexico City, October 24, 2002 - Grupo Iusacell, S.A. de C.V. [BMV: CEL, NYSE: CEL] today announced that, on October 21, 2002, the Company was officially notified that the federal district court of Mexico City ruled in favor of Iusacell’s cellular service concessionaires in their injunction (“amparo”) filed against the special telecommunications tax enacted by the Mexican Congress on January 1, 2002. This ruling is subject to appeal by the Mexican government. Iusacell has no knowledge as to whether or not the Mexican government intends to file such an appeal.

In March 2002, the Company filed several injunctive actions challenging the Mexican government’s implementation of an additional 10% excise tax approved by the Mexican Congress on certain telecommunications services. The Company decided to pass the full impact of this new tax to its postpaid customers, although monthly service packages were modified to increase airtime minutes in an effort to compensate these high value customers for that impact. The excise tax has also been applied to prepaid cards with a face value equal to or in excess of Ps.$200.

Even though the case is still subject to appeal, the Company believes that the district court decision is an important step towards obtaining a favorable final ruling.

**********************

Grupo Iusacell, S.A. de C.V. (Iusacell, NYSE: CEL; BMV: CEL) is a wireless cellular and PCS service provider in seven of Mexico’s nine regions, including Mexico City, Guadalajara, Monterrey, Tijuana, Acapulco, Puebla, León and Mérida. The Company’s service regions encompass a total of approximately 91 million POPs, representing approximately 90% of the country’s total population. Iusacell is under the management and operating control of subsidiaries of Verizon Communications Inc. (NYSE: VZ).

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